MAIL STOP 3561

August 14, 2006

Mr. Fletcher Jay McCusker
The Providence Service Corporation
5524 East Fourth Street
Tuscon, AZ 85711

>   **Re: The Providence Service Corporation**
>   **Form 10-K**
>   **Filed March 16, 2006**
>   **File Number 000-50364**

Dear Mr. McCusker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005 filed March 16, 2006

Management's report on internal control over financial reporting, page 57

1. Please revise the financial data of the acquired entities to be consistent with the amounts recorded under SFAS 141 as disclosed in Note 4, or tell us why you believe that no revisions are required.

Consolidated Statement of Operations, page 63

2. We note that you recognize revenue by providing three types of services. Your current presentation does not appear to comply with Rule 5-03 (b) of Regulation S-X. Please revise to state separately your cost of revenue for each significant revenue stream on the face of the statements of operations or tell us why a revision is not required. Please ensure your policies for revenue and cost recognition appropriately identify the nature and components of cost of revenue relating to each category of revenue. Revise your discussions in MD&A accordingly.

Notes to Financial Statements

Revenue Recognition, page 69

3. We note your disclosure that you recognized approximately $2.3 million in excess of the contract amount for the six months of the contract term. The Staff believes that, provided all other revenue recognition criteria are met, service revenue should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer. Since the contract term is for a year, there are no contractual limits to the services provided and since you are at risk if costs of providing necessary services exceed the associated reimbursement, it might appear that the excess contract revenue should be deferred until you fulfill your contractual obligations. Please tell us how you fulfilled your contract obligations and how the recognition of the excess contract amount is appropriate. Please provide a detailed discussion on how you met the revenue recognition criteria outlined in SAB 104.

Note 1 – Segment disclosures, page 75

4. We note your disclosure that all of the operating companies have been aggregated into one operating segment. Considering the varied businesses and services provided it is not clear how the segments are similar and how you arrived at this conclusion. Please tell us why you believe the businesses have similar economic characteristics and how each of the criteria for aggregation under paragraph 17 of SFAS 131 are met. Provide data to support your conclusion that the various businesses exhibit similar long-term financial performance and have similar economic characteristics, and tell us how you evaluated the effects of the various acquisitions consummated over the past several years. We may have additional comments after reviewing your responses.

Note 4- Acquisitions, page 76

5. We note your acquisition of Maple Services LLC and Maple Star Nevada (collectively " Maple") in June 2005. Please tell us how you evaluated the significance of this acquisition under Item 2.01 of Form 8-K and Rule 11-01(b) of Regulation S-X. Provide all supporting calculations. We may have additional comments after reviewing your response.

Note 11- Stock option and incentive plans, page 88

6. We note that you have accelerated the vesting dates of all unvested options. It appears that such modification has been accounted for in accordance with Illustration 3(a) of FIN 44. Please disclose the total intrinsic value measured on the date of modification. In addition, disclose the fact that additional compensation expense will be required to be recorded in the event that your forfeiture rate assumptions differ from the actual results. Also, consider whether disclosure regarding a known trend, event or uncertainty is required in MD&A relating to the contingent compensation expense that will be required to be recognized in the event that the actual forfeiture rates exceed your estimates.

7. We note that you granted 20,000 options to a consultant and recorded compensation expense of $ 52,000. Please tell us how you determined that the valuation of this option grant was $2.60 per share. Based on your disclosure on page 88, we note that the exercise price of this option grant appears to be $28.50 per share. Disclose the methodology used and the valuation assumptions utilized. We may have additional comments after reviewing your response.

8. Please tell us why the options granted to the consultant were included in your disclosure regarding the acceleration of all outstanding options on page 88. Since the options were granted to a non-employee, the provisions of Illustration 3(a) of FIN 44 would not appear to be applicable. Tell us how you applied EITF 96-18 in accounting for the non-employee options at the date of issuance and at each subsequent vesting date.

9. We note your disclosure in page 89 that on December 6, 2005 you awarded options to non employee Directors and executive officers. Based on your disclosure, it appears that this action was taken in contemplation of the adoption of SFAS 123(R). Accordingly, please disclose the fair value of these awards on the date of the grant and the amount of compensation expense that would have recognized if the awards had been granted after the effective date of SFAS 123(R).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan at (202) 551-3388 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies